Hogan & Hartson LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
+1.202.637.5600 Tel
+1.202.637.5910 Fax

www.hhlaw.com

March 22, 2010

VIA EDGAR

Hugh West

Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C.  20549-7010

Re:          First Chester County Corporation

File No. 000-34500

Form 10-K for the Fiscal Year Ended December 31, 2008

Form 10-Q for the Quarterly Period Ended March 31, 2009

Form 10-Q for the Quarterly Period Ended June 30, 2009

Form 10-Q for the Quarterly Period Ended September 30, 2009

Dear Mr.  West:

On behalf of First Chester County Corporation (the “Company”), due to ongoing analysis currently being conducted by Management, we hereby request an additional extension to respond to the Staff’s comment letter dated January 8, 2010 in connection with the above-referenced filings until Monday, March 29, 2010.

If you have any questions concerning this request or if you would like any additional information, please do not hesitate to contact me at 202-637-5671, Greg Parisi at 202-637-5524 or Jaime Chase at 202-637-5457.

Sincerely,

/s/ Richard A. Schaberg

Richard A. Schaberg

Enclosures

cc:           John A. Featherman, III

James M. Deitch

Eric A. Segal